Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

August 31, 2005

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice as to Acquisition of Shares (Summary translation dated August 26, 2005)
- Report as to Acquisition of Shares (Summary translation dated August 29, 2005)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosures

dlw 9/7

(Summary Translation)
File Number: 82-2544

August 26, 2005

To Whom It May Concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice as to Acquisition of its own Shares by the Company

On August 26, 2005, the Board of Directors passed a resolution concerning the purchase of its own shares and its acquisition method in conformity with the provisions of the Commercial Code Article 211, 3, Provision 1, No.2.

1. Reason of acquisition:	To execute capital policy in response to changes in the business environment.
2. Type of shares to be acquired:	The Company's common shares
3. Total number of shares to be acquired:	2,200,000 shares (1.55% of total shares outstanding) (Note) In the case that the number of tendered shares are less than the number of shares scheduled to be acquired, the number of tendered shares will be considered as the number of shares to be acquired.
4. Acquisition price per share:	11,650 yen (closing price at the Osaka Stock Exchange as of August 26, 2005)
5. Total acquisition amount:	25,630,000,000 yen
6. Acquisition date:	August 29, 2005

7. Acquisition method: Purchase at the Osaka Stock Exchange in conformity with "Single name transaction for own share acquisition".

8. Official announcement of actual acquisition: Official announcement will be made on August 29, 2005 after closing of the stock market.

(Reference information)

As of July 31, 2005:

Total number of shares outstanding (excluding treasury shares): 130,076,126 shares

Number of treasury shares owned: 11,592,874 shares

(Summary Translation)
File Number: 82-2544

August 29, 2005

To Whom It May Concern

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

As previously announced on August 26, 2005, the Company completed the purchase of its own shares today. Please refer to the following:

1. Reason of acquisition:	To execute capital policy in response to changes in the business environment
2. Type of shares acquired:	The Company's common shares
3. Total number of shares acquired:	2,157,400 shares
4. Total acquisition amount:	25,133,710,000 yen
5. Acquisition date:	August 29, 2005
6. Acquisition method:	Purchase at the Osaka Stock Exchange in conformity with "Single name transaction for own share acquisition".

(Reference Information)
Summary on the resolution concerning the acquisition method for purchasing own shares (previously announced on August 26, 2005):

Type of shares to be acquired:	The Company's common shares
Total number of shares to be acquired:	2,200,000 shares
Total acquisition amount:	25,630,000,000 yen